

08027889

UNITED STATES
:URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 2 9 2008

Washington DC
101

SEC FILE NUMBER
8- 32743

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/07___ AND ENDING___12/31/07___ Ⅹ
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vestor Capital Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___10 S. Riverside Plaza, Suite 1400___
, (No. and Street)

___Chicago___   ___Illinois___   60606___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Brian C. Baker___   (312) 641-2400___
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Dooley, Bradford R., CPA___
(Name – if individual, state last, first, middle name)

___220 S. State Street___   ___Chicago___   ___Illinois___   ___60604___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 6 2008

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Brian C. Baker_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Vestor Capital Securities Corporation_____, as of _____December 31_____, 20__07__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____None_____

_____

Sworn and subscribed to me on the
_____ day of February, 2008.

_____
Signature

_____President_____
Title

_____
Notary Public

"OFFICIAL SEAL"
COLLEEN M MCNULTY
COMMISSION EXPIRES 07/06/10

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

VESTOR CAPITAL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

(FILED PURSUANT TO RULE 17a-5(d)
UNDER THE SECURITIES EXCHANGE ACT OF 1934)

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
220 SOUTH STATE STREET - SUITE 1910
CHICAGO, ILLINOIS 60604

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Vestor Capital Securities Corporation
Chicago, Illinois 60606

I have audited the accompanying statement of financial condition of Vestor Capital Securities Corporation as of December 31, 2007. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on the financial statement based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Vestor Capital Securities Corporation as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Certified Public Accountant

Chicago, Illinois
February 22, 2008

VESTOR CAPITAL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS

Cash in bank	$ 621,025
Deposits with broker	28,001
Other assets	990
Total assets	$ 650,016

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses		$ 18,324

Stockholder's Equity

Common stock, voting no par value; authorized 1,000 shares; issued and outstanding 750 shares	$ 75,000	
Paid-in capital	49,511	
Retained earnings	507,181	
Total stockholder's equity		631,692
Total liabilities and stockholder's equity		$ 650,016

The accompanying notes to the financial statements are an integral part of this statement.

Organization

Description of the Company

Vestor Capital Securities Corporation (Vestor Securities) was incorporated in the State of Illinois on May 31, 2005. Vestor Securities is a wholly owned subsidiary of Vestor Capital Coporation (Vestor Capital) the parent Company. Vestor Capital has operated a broker/dealer and investment advisor since its formation in 1984.

Vestor Securities was created to operate as the broker-dealer successor to Vestor Capital which was effected by filing a "successor by amendment" as permitted under the Securities Exchange Act of 1934. Effective July 8, 2005, in connection with the reorganization, Vestor Securities acquired substantially all of the assets and liabilities of Vestor Capital's broker-dealer operations.

Basis of Presentation

The accompanying financial statements are presented on a non-consolidated basis and represent the financial records of Vestor Securities only.

Summary of Significant Accounting Policies

Vestor Securities is a registered securities broker/dealer. Customer accounts are carried with Pershing, LLC on a fully disclosed basis pursuant to an agreement with Vestor Securities.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Commission income is earned and recorded on the settlement date of the transaction.

For purposes of the statement of cash flows, the Company considers all cash on hand, amounts due from banks and short-term investments to be cash equivalents.

The Company has elected S Corporation status for federal income tax purposes as a qualified Subchapter S subsidiary. Income taxes are therefore the responsibility of the Company's shareholders. Therefore, no provision for or benefits from income taxes have been included in these financial statements.

Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain "net capital" equal to the greater of $50,000 or 6 2/3% of the "aggregate indebtedness", as these terms are defined. Net capital changes from day to day, but at December 31, 2007, the Company had net capital and net capital requirements of $630,702 and $50,000 respectively. The net capital rule may effectively restrict the payment of cash dividends.

<u>Related Party Transactions</u>

Vestor Securities is obligated for payments to registered personnel along with various other direct expenses.

Vestor Securities has entered into an expense sharing agreement with Vestor Capital, the Parent whereby Vestor Capital has agreed to pay reasonably agreed upon overhead and operating expenses and liabilities of Vestor Securities.

During the year ended December 31, 2007, Vestor Capital paid the following amounts on behalf of Vestor Securities and Vestor Securities reimbursed these amounts to Vestor Capital:

Officers Salaries	$ 45,450
Staff Salaries	79,200
Telephone	32,700
Stationery	8,100
Rent	27,450
Equipment and leasehold repairs	4,650
Quotation services	12,450
Professional fees	10,050
Insurance	29,400
Depreciation/equipment usage	8,100
Other expenses	15,450
Total	$ 273,000

<u>Subsequent Event</u>

During January, 2008, pursuant to an action of the Board of Directors, the Company paid a $300,000 dividend to the Parent Company (Vestor Capital).

